Exhibit 2.18
Execution Version

AMENDMENT NO. 8 TO ASSET PURCHASE AGREEMENT
This Amendment No. 8 to Asset Purchase Agreement (this “Amendment”) is made and entered into as of September 30, 2019 (the “Effective Date”) by and among Ditech Holding Corporation, a Maryland corporation (the “Company”), Ditech Financial LLC, a Delaware limited liability company (“Financial” and together with the Company, the “Sellers” and each a “Seller”), and New Residential Investment Corp., a Delaware corporation (the “Buyer”).
RECITALS
WHEREAS, the Buyer and the Sellers are parties to that certain Asset Purchase Agreement, dated as of June 17, 2019 (as amended from time to time, the “Purchase Agreement”), pursuant to which the Sellers agreed to sell, transfer, assign, convey and deliver to the Buyer, and the Buyer agreed to purchase, acquire and accept from the Sellers, certain assets and liabilities, in each case, on the terms and subject to the conditions contained in the Purchase Agreement;
WHEREAS, capitalized terms used in this Amendment but not defined herein shall have the meanings provided such terms in the Purchase Agreement; and
WHEREAS, pursuant to Section 10.4 of the Purchase Agreement, the Purchase Agreement may be amended pursuant to a written instrument executed by each Party, and the Buyer and the Sellers desire to amend the Purchase Agreement and agree as set forth herein.
NOW, THEREFORE, in consideration of the mutual promises herein made, and in consideration of the representations, warranties and covenants herein contained, the Buyer and the Sellers hereby agree as follows:

1.	Accrued Bonuses. Section 6.3(h) of the Purchase Agreement is hereby deleted in its entirety and replaced with the following:
“(h) Accrued Bonuses.
(i) Each Seller shall continue to accrue bonuses under the Sellers’ bonus plans for each Transferred Employee with respect to the portion of the applicable bonus period through each such Transferred Employee’s Employee Transfer Date and shall pay any bonuses that are due and payable to any Transferred Employee prior to such Transferred Employee’s Employee Transfer Date in accordance with the terms and conditions of the applicable Seller bonus plan.
(ii) The Final Statement shall include an amount that reflects the Sellers’ good faith estimate of all accrued bonuses under Sellers’ bonus plans for the portion of the applicable bonus period through all applicable Employee Transfer Dates (whether such Employee Transfer Dates occur on or after Closing) (the “Accrued Bonus Amount”).
(iii) On the applicable Employee Transfer Date with respect to each Transferred Employee, Buyer shall assume the portion of the Accrued Bonus Amount relating to such Transferred

Employee and shall pay any bonuses that are due and payable to such Transferred Employee following the applicable Employee Transfer Date in accordance with the terms and conditions of Sellers’ bonus plans; provided, however, that Buyer shall not assume, or be obligated to pay, any amount in excess of the Accrued Bonus Amount (as adjusted by clause (v), if applicable).
(iv) Within thirty (30) Business Days following each of December 31, 2019, March 31, 2020 and June 30, 2020, Sellers shall provide a report to Buyer that sets forth (x) the actual amount of all accrued bonuses under Sellers’ bonus plans for the portion of the applicable bonus period through the applicable Employee Transfer Dates with respect to Transferred Employees in relation to whom the Employee Transfer Date has occurred and (y) the Sellers’ good faith estimate of all accrued bonuses under Sellers’ bonus plans for the portion of the applicable bonus period through the Employee Transfer Date for all Transferred Employees whose Employee Transfer Date has not occurred (the “Adjusted Accrued Bonus Amount”).
(v) To the extent the Adjusted Accrued Bonus Amount as of June 30, 2020 is greater than the amount reflected in the Final Statement as the Accrued Bonus Amount, Sellers shall transfer to Buyer, to an account designated by Buyer, the difference within ten (10) Business Days following the date that the final Adjusted Accrued Bonus Amount is provided.
(vi) To the extent the Adjusted Accrued Bonus Amount as of June 30, 2020 is less than the amount reflected in the Final Statement as the Accrued Bonus Amount, Buyer shall transfer to Sellers, to an account designated by Sellers, the difference within ten (10) Business Days following the date that the final Adjusted Accrued Bonus Amount is provided.
(vii) Notwithstanding the above, Buyer shall transfer to Sellers, to an account designated by Sellers, any portion of the Accrued Bonus Amount (as adjusted by subsections (vi) and (vii) hereof) that is not paid to any Transferred Employee, and such transfer shall occur within ten (10) Business Days of the date that the final payments under Section 6.3(h)(iii) above are made to Transferred Employees.”

2.
No Other Modifications. Except as expressly set forth herein, the Purchase Agreement shall remain unchanged and in full force and effect. This Amendment and the Purchase Agreement shall be read together as one agreement, and all references to “this Agreement” in the Purchase Agreement shall be deemed to refer to the Purchase Agreement as modified and amended by this Amendment other than references to the “date of this Agreement” or similar references which shall continue to refer to June 17, 2019.

3.
Representations and Warranties. Each of the Buyer and each Seller hereby represents and warrants to the other party that (a) such party has all necessary power and authority to execute and deliver this Amendment, (b) the execution and delivery of this Amendment have been duly authorized and approved, (c) no other entity or governing body action on the part of such party is necessary to authorize the execution and delivery by such party of this Amendment; and (d) this Amendment has been duly executed and delivered by such party and, assuming due authorization, execution and delivery of this Amendment by the other parties hereto, constitutes a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms and conditions, subject to applicable bankruptcy, insolvency, moratorium, or other similar Laws relating to creditors’ rights and general principles of equity.

4.
Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which shall be deemed to constitute the same Amendment. This Amendment may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

5.
Miscellaneous. Section 1.2 (Interpretation), Section 10.4 (Amendments and Waivers), Section 10.7 (Governing Law), Section 10.8 (Submission to Jurisdiction; Service of Process) and 10.9 (Waiver of Jury Trial) of the Purchase Agreement are hereby incorporated into this Amendment mutatis mutandis.

[Signature Page Follows]

IN WITNESS WHEREOF, the Buyer and the Sellers have caused this Amendment to be executed as of the date first written above.

DITECH HOLDING CORPORATION
By:     /s/ Thomas Marano
Name: Thomas Marano
Title: Chief Executive Officer and President

[Signature Page to Amendment No. 8 to Asset Purchase Agreement]

DITECH FINANCIAL LLC

By:     /s/ Kimberly A. Perez
Name: Kimberly A. Perez
Title: Senior Vice President and Chief Accounting Officer

[Signature Page to Amendment No. 8 to Asset Purchase Agreement]

NEW RESIDENTIAL INVESTMENT CORP.

By:     /s/ Nicola Santoro, Jr.
Name: Nicola Santoro, Jr.
Title: Chief Financial Officer

[Signature Page to Amendment No. 8 to Asset Purchase Agreement]